GreenHouse Holdings, Inc.
5171 Sante Fe Street, Suite I
San Diego, CA 92109

April 1, 2011

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  Christopher F. Chase

Re:  GreenHouse Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-172263)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GreenHouse Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-172263), together with all exhibits and amendments thereto (collectively, and as amended, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on February 14, 2011.

The Registrant is requesting such withdrawal because of the need to update the financial information in the Registration Statement so that it complies with the requirements of the Securities Act.  The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  Please forward a copy of the Order to the undersigned via facsimile at (858) 430-2790, with a copy to the Company’s legal counsel, Michael L. Fantozzi, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., via facsimile at (617) 542-2241.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

In addition, the Registrant hereby notifies the Commission that it has changed legal counsel from Tarter Krinsky & Drogin LLP, as indicated on the Registration Statement, to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Please address any questions you may have to Michael L. Fantozzi, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 348-1640, facsimile number (617) 542-2241.

Thank you for your assistance with this matter.

GREENHOUSE HOLDINGS, INC.

By:	/s/ John Galt
John Galt
Chief Executive Officer, Executive Chairman

cc:           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
James M. McKnight
  Michael L. Fantozzi

Weinstein Smith, LLP
Michael Nertney